March 18, 2026

David L. Fischel
Chief Executive Officer
Stereotaxis, Inc.
710 North Tucker Boulevard, Suite 110
St. Louis, Missouri 63101

       Re: Stereotaxis, Inc.
           Registration Statement on Form S-3
           Filed March 13, 2026
           File No. 333-294288
Dear David L. Fischel:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Conlon Danberg at 202-551-4466 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Industrial
Applications and Services
cc:    Robert J. Endicott, Esq.